UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZOGENIX, INC.

(Name of Subject Company)

ZOGENIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities)

Stephen J. Farr, Ph.D.

President and Chief Executive Officer

Zogenix, Inc.

5959 Horton Street, Suite 500

Emeryville, CA 94608

(510) 550-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

R. Scott Shean

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Zogenix, Inc., a Delaware corporation, with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $26.00, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on February 1, 2022 (as amended or supplemented from time to time, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following heading and paragraphs as a new subsection following the subsection entitled “Item 8. Additional Information—Annual and Quarterly Reports” on page 57:

“Final Results of the Offer and Completion of the Merger.

The Offer and related withdrawal rights expired at 5:00 p.m., Eastern time, on March 4, 2022 (such date and time, the “Expiration Time”). The Depositary (as defined in the Offer to Purchase) has advised Purchaser that, as of the Expiration Time, 37,646,050 Shares had been validly tendered and “received” (as defined in Section 251(h) of the DGCL) by the Depositary and not properly withdrawn pursuant to the Offer, representing approximately 66.8591% of the Shares outstanding as of such time. Accordingly, the Minimum Condition (as defined in the Offer to Purchase) has been satisfied. Purchaser has accepted the Shares for payment, and will pay for such Shares, promptly after the Acceptance Time, in accordance with the terms of the Offer and the Merger Agreement.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of the Company’s stockholders. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as an indirect wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding (other than (i) any Shares held in the treasury of the Company or held by the Company or any wholly owned subsidiary of the Company and Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent immediately prior to the Effective Time or (ii) any Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) were converted into the right to receive the Offer Price, in accordance with terms of the Offer, the Merger Agreement and the CVR Agreement. The Shares ceased to trade on Nasdaq prior to the opening of business on March 7, 2022, and will be delisted from Nasdaq and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zogenix, Inc.

By:	/s/ Stephen J. Farr
Name:	Stephen J. Farr. Ph.D.
Title:	President and Chief Executive Officer

Dated: March 7, 2022